April 4, 2022
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Attention: Melissa Kindelan and Christine Dietz
100 F Street, NE
Washington, D.C. 20549
Re:     Jamf Holding Corp.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-39399
Dear Ms. Kindelan and Ms. Dietz,
On behalf of Jamf Holding Corp. (the “Company,” “we,” or “our”), this letter responds to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in its letter dated March 25, 2022 regarding our Annual Report on Form 10-K for the year ended December 31, 2021. Each comment from the Staff is set forth below, followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 79
1.You disclose non-GAAP Gross Profit Margin and non-GAAP Operating Income Margin but do not disclose the comparable GAAP margins, here or in Exhibit 99.1 of the Form 8-K furnished March 1, 2022. Please revise to include the comparable GAAP margin measures with greater prominence. Also, revise your disclosures in Exhibit 99.1 to disclose, with greater prominence, the comparable GAAP measure for unlevered free cash flow as a percentage of revenue. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs. Also, ensure that you disclose the comparable GAAP margin for any non-GAAP margins presented in the Earnings Call and Investor Presentations included on your website. Refer to Rule 100(a) of Regulation G.
Company Response: The Company respectfully acknowledges the Staff’s comment and in future filings as well as any Earnings Call or Investor Presentations in which it includes non-GAAP margins, the Company will include the comparable GAAP margin measures with greater prominence. Going forward, the Company will also revise its disclosures within the text and tables of Exhibit 99.1 to include, with greater prominence, the comparable GAAP measure for unlevered free cash flow as a percentage of revenue.
Set forth below are examples of the disclosures the Company will provide on a go-forward basis.

April 4, 2022

	Years Ended December 31,
	2021	2020	2019
	(in thousands)
Gross profit	$276,031	$208,124	$148,003
Amortization expense	16,018	10,753	10,266
Stock-based compensation	4,349	871	194
Acquisition-related expense	88	—	—
Payroll taxes related to stock-based compensation	146	—	—
Non-GAAP gross profit	$296,632	$219,748	$158,463
Gross profit margin	75%	77%	73%
Non-GAAP gross profit margin	81%	82%	78%

	Years Ended December 31,
	2021	2020	2019
	(in thousands)
Operating loss	$(76,202)	$(17,452)	$(21,923)
Amortization expense	41,312	33,328	32,682
Stock-based compensation	35,805	6,743	2,461
Acquisition-related expense	6,388	5,200	1,392
Acquisition-related earnout	6,037	(1,000)	200
Offering costs	594	670	—
Payroll taxes related to stock-based compensation	1,527	—	—
Legal settlement	5,000	—	—
Non-GAAP operating income	$20,461	$27,489	$14,812
Operating loss margin	(21)%	(6)%	(11)%
Non-GAAP operating income margin	6%	10%	7%

	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
	(in thousands)
Net cash provided by operating activities	$338	$19,702	$65,165	$52,801
Add:
Cash paid for interest	23	2	967	12,649
Cash paid for acquisition-related expense	1,154	1,900	5,039	5,200
Cash paid for legal settlement	5,000	—	5,000	—
Less:
Purchases of equipment and leasehold improvements	(2,494)	(2,532)	(9,755)	(4,368)
Unlevered free cash flow	$4,021	$19,072	$66,416	$66,282
Net cash provided by operating activities as a percentage of total revenue	—%	26%	18%	20%
Unlevered free cash flow margin	4%	25%	18%	25%
2.We note that your non-GAAP tax rate for 2021 was only 6%. Please tell us how this is consistent with the guidance in Question 102.11 of the Non-GAAP C&DIs. In this regard, your tax adjustment should include current and deferred income tax expense commensurate with your non-GAAP measure of profitability.
Company Response: Benefit for income taxes in the reconciliation of GAAP net loss to non-GAAP net income includes both current and deferred income taxes commensurate with the Company’s non-GAAP net income measure in accordance with Question 102.11 of the Non-GAAP C&DIs. For the year ended December 31, 2021, the Company’s current tax provision was minimal as the Company was in a loss position for domestic tax purposes and international activity did not have a material impact on the current tax provision. The Company’s deferred tax benefit for the year

April 4, 2022

ended December 31, 2021 was lower than for 2020 due to the establishment of a valuation allowance against the domestic deferred tax assets generated in the current year, and primarily reflects the deferred tax benefit related to international activity.
Consolidated Financial Statements
Note 2. Summary of significant accounting policies
Revenue recognition, page 106
3.You disclose on page 71 that you updated how you deliver the Jamf Connect product, which results in less revenue recognized upfront as on-premise subscription revenue and that “this” revenue will now be recognized ratably over the term of the subscription. Please tell us how the delivery of Jamf Connect was updated such that the revenue recognition changed. In this regard, explain to us what the performance obligations are in this offering, how each are recognized, and why there was a change to your policy. Also tell us the amount of revenue recognized for this product for each period presented.
Company Response: The Company had historically concluded that its Jamf Pro (“Pro”) and Jamf Connect (“Connect”) products were separate performance obligations, even when sold together as they were both (1) capable of being distinct and (2) capable of being distinct in the context of the contract. For the Company’s Pro product, when delivered via SaaS, revenue is recognized ratably over the contract period. For the Company’s Connect product, historically, revenue was recognized upfront as on-premise subscription revenue, assuming all revenue recognition criteria were satisfied. However, in mid-2021, the Company updated its Pro and Connect offerings to provide increased and enhanced functionalities when sold together. Specific and significant benefits and functionalities are only available to the customer when the two products are deployed in tandem. While the two products continue to be capable of being sold individually, when the products are sold together the two performance obligations are no longer distinct within the context of the contract as a result of the added functionality. In other words, the combination of the products is “transformative” as there are incremental and changed functionalities that do not exist in either product when sold separately. As a result, the two products are each inputs to one output with a high degree of integration and represent one performance obligation. In determining the appropriate attribution period for this combined performance obligation, the Company concluded that the predominant deliverable is the Pro product and, when delivered via SaaS, revenue is recognized ratably over the contract period.
Revenue from the Connect product for the years ended December 31, 2021, 2020, and 2019 was $14.9 million, $10.4 million, and $4.1 million, respectively.
We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Robert Goedert (tel: (312) 862-7317, email: robert.goedert@kirkland.com), Robert M. Hayward, P.C. (tel: (312) 862-2133, email: robert.hayward@kirkland.com) or Alexander M. Schwartz (tel: (312) 862-2578, alexander.schwartz@kirkland.com), each of Kirkland & Ellis LLP, our outside corporate and securities counsel.
Sincerely,

/s/ Jill Putman
Jill Putman
Chief Financial Officer
cc:
Dean Hager
Chief Executive Officer
Jamf Holding Corp.

Jeff Lendino
Chief Legal Officer
Jamf Holding Corp.
Ian Goodkind
Chief Accounting Officer
Jamf Holding Corp.

April 4, 2022

Mindy Dragisich
Partner
Ernst & Young LLP